May 18, 2018

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Acceleration Request of EVO Payments, Inc. Registration Statement on Form S-1 (File No. 333-224434)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EVO Payments, Inc. (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. (ET) on Tuesday, May 22, 2018, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, King & Spalding LLP, by calling Keith Townsend at (404) 572-3517.

*        *        *         *

10 Glenlake Parkway | South Tower | Suite 950 | Atlanta, GA 30328 | 770-804-8787

Thank you for your assistance in this matter.

Very truly yours,

/s/ Steven J. de Groot
Steven J. de Groot Executive Vice President and General Counsel

cc:

Jennifer Thompson

Sondra Snyder

Scott Anderegg

(Securities and Exchange Commission)

James G. Kelly

Kevin M. Hodges

(EVO Payments, Inc.)

Zachary L. Cochran

(King & Spalding LLP)

Marc D. Jaffe

Ian D. Schuman

(Latham & Watkins LLP)

VIA EDGAR

May 18, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	EVO Payments, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-224434)

Ladies and Gentlemen:

As representative of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. (ET) on Tuesday, May 22, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 10, 2018, through the date hereof:

Preliminary Prospectus dated May 10, 2018:

1,554 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, As Representative of the several Underwriters J.P. Morgan Securities LLC

By:	/s/ Paul J. Mulé
Name: Paul J. Mulé Title: Executive Director